		Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended
	March 31,
	2015	2014
(Dollars in thousands)
EARNINGS:
Income before income taxes (2)	$272,491	$31,008
Add (deduct):
Equity in earnings of unconsolidated entities	(34,471)	(37,075)
Distributions from unconsolidated entities	12,985	12,818
Amortization of capitalized interest	1,483	1,788
Income attributable to noncontrolling interests in subsidiaries
that do not have fixed charges	(5,611)	(329)
	$246,877	$8,210
Add fixed charges:
Consolidated interest expense (3)	19,964	14,862
Interest portion (1/3) of consolidated rent expense	12,504	12,365
	$279,345	$35,437

FIXED CHARGES:
Consolidated interest expense (3)	$19,964	$14,862
Capitalized interest	847	906
Interest portion (1/3) of consolidated rent expense	12,504	12,365
	$33,315	$28,133

RATIO OF EARNINGS TO FIXED CHARGES	8.38	1.26

(1)

Considering, among other things, recent significant divestitures and an increasing amount of rental income in proportion to gross rent expense, U.S. Cellular revised its approach in the fourth quarter of 2014 in calculating the above ratios to use gross rent expense, rather than net rent expense, for estimating the interest portion of rent expense.  Prior periods have been revised to conform to this presentation.

(2)

Includes Gain on sale of business and other exit costs, net of $111.5 million and $6.9 million in 2015 and 2014, respectively.  Additionally, includes Gain on license sales and exchanges, net of $122.9 million and $91.4 million in 2015 and 2014, respectively.

(3)	Interest expense on income tax contingencies is not included in fixed charges.